Exhibit 2

ADDENDUM TO LOAN AND PLEDGE AGREEMENT TO EXTEND

TIME TO CURE DEFAULT AND ADJUST PRICING DATES

This Addendum to the Loan and Pledge Agreement modifies the Notice of Default dated August 7, 2015 (“Addendum”) is by and between Equities First Holdings, LLC, a Delaware limited liability company, having an address of 10 West Market Street, Suite 3050, Indianapolis, IN 46204 (“EFH” or “Lender”) and Alan Shortall having an address of xxxxxx (the “Borrower”).

WHEREAS, EFH and the Borrower are parties to a Loan and Pledge Agreement dated October 21, 2013 (the “Agreement”).

WHEREAS, pursuant to the terms of the Agreement, EFH lent funds to the Borrower equal on the terms and conditions more fully set forth in the Agreement;

WHEREAS, pursuant to the Agreement, a Default Notice was issued to Borrower on August 7, 2015 advising an Event of Default had occurred (the Default);

WHEREAS, after discussions the Parties have agreed to extend the time to cure the Default to and including September 30, 2015, and to establish a new three-day pricing period to establish the a new average Default Price for the Pledged Collateral based on the dates of August 14, August 17 and August 18, 2015.

NOW THEREFORE, in consideration of the mutual covenants and undertakings set forth herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby irrevocably acknowledged, EFH and the Borrower agree as follows:

1. Incorporation. The above recitals are incorporated herein as if stated in full.

2. Notice of Default. For purposes of the Notice of Default dated August 7, 2015, the Agreement is modified and amended as follows:

A)	EFH is now extending the time to cure the Default to September 30, 2015;

B)	The new average pricing dates will be August 14, August 17 and August 18, 2015 pursuant to the Agreement of ($1.360, $1.390, $1.390) which yields an average price of $1.380 (see new default calculation attached) will be used to establish the amount due pursuant to the Default;

C)	The amount due to cure the Default is $670,500;

D)	There will be no rescission of the default should the price of the shares delivered as Pledge Collateral increase prior to the payment due date of September 30, 2015;

E)	If the Default is not cured by the payment of agreed sum of $670,500 on or before September 30, 2015, the Parties agree the Loan shall automatically terminate due to failure to cure the Default pursuant to the terms of the Agreement.

3. Compliance with Loan and Pledge Agreement. EFH and the Borrower agree and acknowledge that this Addendum comprises an amendment of the Loan and Pledge Agreement executed in compliance with Section 21. EFH and the Borrower further agree and acknowledge that this Addendum contains the entire supplemental agreement between the parties with respect to the amendment of the Loan and Pledge Agreement and no other terms or conditions of the Loan and Pledge Agreement shall be deemed modified, amended, or impacted by this Addendum.

4. Counterparts. This Addendum may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be duly executed as of the day and year written below. It is specifically agreed and understood that this Addendum shall not be binding upon the parties until the date it is actually signed by the Lender, and that shall be the effective date of the Addendum.

BORROWER:	LENDER:

Signed	Signed

Alan Shortall	Al Christy, Jr.
Printed Name	Printed Name

8/20/15	President
Date	Title

August 20, 2015
Date